					Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended
	December 31,					June 30,

	2003	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest	$76,756	$74,141	$85,418	$92,216	$85,729	$81,945
Interest applicable to rentals	6,359	5,595	4,585	4,833	7,074	5,708

Total fixed charges, as defined	$83,115	$79,736	$90,003	$97,049	$92,803	87,653

Preferred distributions, as defined (a)	-	-	-	10,906	10,998	11,252

Combined fixed charges and preferred distributions, as defined	$83,115	$79,736	$90,003	$107,955	$103,801	$98,905

Earnings as defined:

Net Income	$146,154	$127,495	$128,082	$137,618	$143,337	$144,910
Add:
Provision for income taxes:
Total Taxes	97,408	79,475	96,819	78,338	83,494	89,821
Fixed charges as above	83,115	79,736	90,003	97,049	92,803	87,653

Total earnings, as defined	$326,677	$286,706	$314,904	$313,005	$319,634	$322,384

Ratio of earnings to fixed charges, as defined	3.93	3.60	3.50	3.23	3.44	3.68

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	-	-	-	2.90	3.08	3.26

(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.